Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05010686

12 August 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 8/24

Cue Energy Resources Limited
A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6.00am on Friday 12th August, Jeruk-2 ST4 operations were: - preparing for a cased hole drill stem flow test through the 7 inch liner. During the week, wireline logs were run and a bridge plug set. The current depth of the well is 5318 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au

Robert J Coppin
Chief Executive Officer

12 August 2005